FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1 May to 31 May 2003

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant's name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Major Interests in Shares – Barclays plc, 6 May 2003

99.2	Cadbury Schweppes 2003 AGM Statement – 8 May 2003

99.3	Notification of Interests of Directors and Connected Persons – D J Kappler, 12 May 2003

99.4	Notification of Interests of Directors and Connected Persons – H T Stitzer, 12 May 2003

99.5	Notification of Interests of Directors and Connected Persons – J M Sunderland, 12 May 2003

99.6	Notification of Interests of Directors and Connected Persons – R J Stack, 12 May 2003

99.7	Notification of Interests of Directors and Connected Persons – R J Stack, 16 May 2003

99.8	Notification of Interests of Directors and Connected Persons – J A Wilcox, 27 May 2003

99.9	Notification of Interests of Directors and Connected Persons – R J Stack, 30 May 2003

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

(Registrant)

Signed:	/s/ J M Mills
By:	J M Mills Head of Secretariat

Dated:	2 June 2003